EXHIBIT 12

CHURCH & DWIGHT CO., INC. AND SUBSIDIARIES

Exhibit 12 - Ratio of Earnings to Fixed Charges

	Six Months ended June 30, 2017	Years ended December 31
(Dollars in millions)		2016	2015	2014	2013	2012
Interest expense and amortization of debt expense and premium	$17.5	$27.7	$30.5	$27.4	$27.7	$14.0
Capitalized interest	0.0	0.3	0.6	0.7	0.4	0.8
Interest in rent expense	3.1	6.2	6.1	6.2	6.9	6.8

Total fixed charges	$20.6	$34.2	$37.2	$34.3	$35.0	$21.6

Income before Income Taxes	$307.0	$705.9	$635.4	$624.9	$597.8	$542.5
Plus:
Fixed Charges	20.6	34.2	37.2	34.3	35.0	21.6
Amortization of capitalized interest	.4	0.9	0.9	0.9	0.9	0.9
Distributed income from equity investment	4.3	9.0	12.0	12.5	7.7	10.3
Less:
Capitalized interest	0.0	(0.3)	(0.6)	(0.7)	(0.4)	(0.8)
Equity in (earnings) losses of affiliates	(5.2)	(9.2)	5.8	(11.6)	(2.8)	(8.9)

Earnings as adjusted	$327.1	$740.5	$690.7	$660.3	$638.2	$565.6

Ratio of earnings to fixed charges	15.9	21.7	18.6	19.3	18.2	26.2